Management's Discussion and Analysis

For the three and nine months ended September 30, 2009

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”), dated November 11, 2009, should be read in conjunction with the unaudited Interim Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the three and nine months ended September 30, 2009 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2008. Amounts are presented in Canadian dollars unless otherwise stated. The consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (‘‘GAAP”) in Canada.

This document contains forward-looking information, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the “Advisories” heading in this document concerning such matters.

In this document “funds flow from operations”, “funds flow from operations per share - diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount's financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers. Certain comparative figures have been reclassified to conform to the current year’s presentation.

Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.

Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively pursue higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp. (“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy and also holds investments in other corporations as part of its portfolio of Strategic Investments.

Paramount has divided its operations into three business segments established by management to assist in resource allocation, to assess operating performance and to achieve long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate. Paramount’s Principal Properties are divided into four Corporate Operating Units (“COUs”) as follows:

•

Kaybob, which includes properties in West Central Alberta;

•

Grande Prairie, which includes properties in Central Alberta;

•

Northern, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and

•

Southern, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota.

Strategic Investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation. Paramount Drilling U.S. LLC. ("Paramount Drilling") and Fox Drilling Inc. ("Fox Drilling") are included in Strategic Investments.

The Corporate segment is comprised of income and expense items, including general and administrative expense and interest expense, that have not been specifically allocated to Principal Properties or Strategic Investments.

Third Quarter 2009 Highlights
	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
($ millions, except as noted)

Financial
Petroleum and natural gas sales	36.3	83.5	116.7	263.4

Funds flow from operations	10.2	40.9	41.5	111.4
per share - diluted ($/share)	0.15	0.60	0.63	1.64

Net (loss) earnings	(25.2)	103.9	(51.4)	33.9
per share - basic and diluted ($/share)	(0.38)	1.53	(0.78)	0.50

Total assets			1,047.7	1,268.3

Long-term debt			96.5	101.3

Net debt			133.0	61.0

Operational

Sales volumes
Natural gas (MMcf/d)	49.9	57.3	53.4	63.6
Oil and NGLs (Bbl/d)	3,733	3,657	3,549	3,693
Total (Boe/d)	12,046	13,206	12,440	14,288

Average realized price
Natural gas ($/Mcf)	3.24	8.65	4.32	8.98
Oil and NGLs ($/Bbl)	62.33	112.64	55.49	105.63

Wells drilled (net)	2	7	18	27

Third Quarter Overview

Principal Properties

▪

Realized prices declined by 63 percent for natural gas and 45 percent for crude oil and NGLs from the third quarter of 2008.

▪

Netback decreased to $17.4 million in the third quarter of 2009 from $54.8 million in 2008 due to lower revenues, partially offset by lower royalties.

▪

Exploration and development capital spending decreased to $11.0 million from $33.1 million in the third quarter of 2008.

▪

Grande Prairie drilled three (2.1 net) wells targeting the Montney formation in the quarter. One (0.5 net) well was tied in and brought on production in the quarter, one (1.0 net) well is expected to be on production in the fourth quarter, and the final well is expected to be on production in 2010.

▪

An additional 100 Boe/d of production at Haro in Northern was shut-in due to a third party pipeline failure. As a result, production of approximately 500 Boe/d was shut-in at the end of the quarter in Northern.

▪

In November, two (2.0 net) wells in Kaybob and one (1.0 net) well in Northern drilled in the first quarter were brought on production. Northern also brought shut-in wells in East Negus back on production.

Strategic Investments

▪

Completed $30.4 million rig financing with the proceeds used to reduce the credit facility balance.

▪

Paramount moved a second rig to Alberta from North Dakota. The two rigs are currently being used for the Company’s Grande Prairie and Kaybob drilling programs.

▪

Invested an additional $3.4 million in Redcliffe Exploration Inc., a publicly traded oil and gas company.

Corporate

▪

Corporate general and administrative costs decreased to $3.6 million from $5.2 million in the third quarter of 2008.

▪

Subsequent to September 30, 2009 Paramount closed a public offering and private placements of an aggregate of 6,000,000 common shares for gross proceeds of $93.8 million

▪

Segment Earnings (Loss)

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008

Principal Properties	(14.7)	114.7	(50.4)	76.8
Strategic Investments	(7.2)	31.7	(20.2)	8.6
Corporate	(10.3)	(0.9)	(20.0)	(32.3)
Taxes	7.0	(41.6)	39.2	(19.2)
Net Earnings (Loss)	(25.2)	103.9	(51.4)	33.9

▪

The 2009 third quarter net loss was $25.2 million compared to net earnings of $103.9 million in the same quarter in the prior year. The current quarter Principal Property loss included the impacts of lower commodity prices and lower production. The third quarter in 2008 included $79.6 million of financial commodity contract gains. Strategic Investment losses in the third quarter of 2009 were due primarily to stock-based compensation charges and losses from investments. The 2008 third quarter Strategic Investment income included $29.8 million of earnings from equity investments. Third quarter Corporate costs were higher in 2009 primarily due to higher stock-based compensation charges, partially offset by foreign exchange gains.

▪

Year-to-date net loss was $51.4 million compared to earnings of $33.9 million in the same period in the prior year. The current year Principal Property loss included the impacts of lower commodity prices and lower production. Year-to-date Strategic Investment losses in 2009 were primarily due to losses from equity investments and higher stock-based compensation charges. Year-to-date Corporate costs in 2009 were lower primarily due to foreign exchange gains and lower general and administrative costs, partially offset by higher stock-based compensation charges.

Funds Flow From Operations

The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2009	2008	2009	2008

Cash from operating activities	11.1	49.6	50.8	123.3
Change in non-cash working capital	(0.9)	(8.7)	(9.3)	(11.9)
Funds flow from operations	10.2	40.9	41.5	111.4
Funds flow from operations ($/Boe)	9.17	33.68	12.21	28.45

▪

Third quarter 2009 funds flow from operations decreased to $10.2 million from $40.9 million in the third quarter of 2008 primarily due to a $27.5 million decrease in netback after settlement of financial commodity contracts.

▪

Year-to-date funds flow from operations decreased by $69.9 million from the prior year due primarily to the impact of a lower netback after settlement of financial commodity contracts.

Principal Properties

Netbacks and Segment Earnings (Loss)

	Three months ended September 30				Nine months ended September 30
($ millions, except as noted)	2009	2008			2009		2008
		($/boe)		($/boe)		($/boe)		($/boe)
Petroleum and natural gas sales	36.3	32.73	83.5	68.72	116.7	34.36	263.4	67.27
Royalties	(4.1)	(3.68)	(12.0)	(9.92)	(13.3)	(3.91)	(40.8)	(10.43)
Operating expense and production tax	(11.5)	(10.34)	(12.7)	(10.45)	(44.2)	(13.01)	(53.6)	(13.67)
Transportation	(3.3)	(3.01)	(4.0)	(3.26)	(10.4)	(3.07)	(11.7)	(2.99)
Netback	17.4	15.70	54.8	45.09	48.8	14.37	157.3	40.18
Settlements of financial commodity contracts	–	–	(9.9)	(8.13)	11.2	3.29	(25.0)	(6.39)
Netback including settlements of financial commodity contracts	17.4	15.70	44.9	36.96	60.0	17.66	132.3	33.79
Other Principal Property items (see below)	(32.1)		69.8		(110.4)		(55.5)
Segment earnings (loss)	(14.7)		114.7		(50.4)		76.8

Petroleum and Natural Gas Sales

	Three months ended September 30			Nine months ended September 30
($ millions)	2009	2008	% Change	2009	2008	% Change
Natural gas sales	14.9	45.6	(67)	62.9	156.5	(60)
Oil and NGLs sales	21.4	37.9	(44)	53.8	106.9	(50)
Total	36.3	83.5	(57)	116.7	263.4	(56)

Third quarter revenue from natural gas, oil and NGLs sales in 2009 was $36.3 million, down 57 percent from the third quarter of 2008 due to the impact of lower prices and sales volumes. Year-to-date revenue was $116.7 million, down 56 percent from the prior year comparable period, also due to lower prices and volumes.

The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the three and nine months ended September 30, 2009 are as follows:

Three Months

($ millions)	Natural gas	Oil and NGLs	Total
Three months ended September 30, 2008	45.6	37.9	83.5
Effect of changes in prices	(24.8)	(17.4)	(42.2)
Effect of changes in sales volumes	(5.9)	0.9	(5.0)
Three months ended September 30, 2009	14.9	21.4	36.3

Nine months

($ millions)	Natural gas	Oil and NGLs	Total

Nine months ended September 30, 2008	156.5	106.9	263.4
Effect of changes in prices	(67.9)	(48.7)	(116.6)
Effect of changes in sales volumes	(25.7)	(4.4)	(30.1)
Nine months ended September 30, 2009	62.9	53.8	116.7

Sales Volumes

	Three months ended September 30
	2009			2008			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	17.8	460	3,432	17.3	542	3,420	0.5	(82)	12
Grande Prairie	8.0	1,125	2,454	7.7	660	1,948	0.3	465	506
Northern	13.6	628	2,890	18.1	815	3,826	(4.5)	(187)	(936)
Southern	10.5	1,520	3,268	13.6	1,632	3,902	(3.1)	(112)	(634)
Other	–	–	2	0.6	8	110	(0.6)	(8)	(108)
Total	49.9	3,733	12,046	57.3	3,657	13,206	(7.4)	76	(1,160)

Third quarter natural gas sales volumes decreased to 49.9 MMcf/d in 2009 compared to 57.3 MMcf/d in the third quarter of 2008. The decrease was primarily a result of shut-ins in Northern and production declines at Chain in Southern, partially offset by higher production from new wells at Resthaven and Smoky in Kaybob and at Gold Creek-Karr in Grande Prairie.

Third quarter crude oil and natural gas liquids ("NGLs") sales volumes increased to 3,733 Bbl/d in 2009 compared to 3,657 Bbl/d in third quarter of 2008 primarily as a result of increases attributable to waterflood at Crooked Creek in Grande Prairie, partially offset by production declines at Cameron Hills in Northern and the United States properties in Southern.

	Nine months ended September 30
	2009			2008			Change
	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total	Natural Gas	Oil and NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	18.8	470	3,608	18.9	626	3,781	(0.1)	(156)	(173)
Grande Prairie	8.1	931	2,275	9.9	644	2,291	(1.8)	287	(16)
Northern	15.5	533	3,113	19.1	816	3,991	(3.6)	(283)	(878)
Southern	11.0	1,615	3,442	14.5	1,603	4,025	(3.5)	12	(583)
Other	–	–	2	1.2	4	200	(1.2)	(4)	(198)
Total	53.4	3,549	12,440	63.6	3,693	14,288	(10.2)	(144)	(1,848)

Year-to-date natural gas sales volumes decreased to 53.4 MMcf/d in 2009 compared to 63.6 MMcf/d in the same period in 2008. The decrease was primarily a result of production declines across numerous properties, shut-ins in Northern and the impacts of various 2008 property sales, partially offset by new production from the 2008/2009 capital program.

Year-to-date crude oil and NGLs sales volumes decreased to 3,549 Bbl/d in 2009 compared to 3,693 Bbl/d in the same period in 2008, primarily as a result of declines at Cameron Hills in Northern, partially offset by increases attributable to waterflood at Crooked Creek in Grande Prairie.

Average Realized Prices

	Three months ended September 30			Nine months ended September 30
	2009	2008	% Change	2009	2008	% Change
Natural gas ($/Mcf)	3.24	8.65	(63)	4.32	8.98	(52)
Oil and NGLs ($/Bbl)	62.33	112.64	(45)	55.49	105.63	(47)
Total ($/Boe)	32.73	68.72	(52)	34.35	67.27	(49)

Commodity Prices

Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	Three months ended September 30			Nine months ended September 30
	2009	2008	% Change	2009	2008	% Change
Natural Gas
New York Mercantile Exchange
(Henry Hub Close) (US$/MMbtu)	3.41	10.24	(67)	3.97	9.73	(59)
AECO (Cdn$/GJ)	2.88	8.76	(67)	3.90	8.13	(52)
Crude Oil
West Texas Intermediate (US$/Bbl)	69.25	117.98	(41)	57.35	113.29	(49)
Edmonton par (Cdn$/Bbl)	71.72	122.58	(41)	62.03	115.65	(46)
Foreign Exchange
Cdn$/1US$	1.10	1.04	6	1.17	1.02	15

Commodity Price Management

Paramount, from time to time, uses financial and physical commodity price instruments to reduce exposure to commodity price volatility. Paramount has not designated any of the financial instrument contracts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

Settlements of financial commodity contracts are as follows:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2009	2008	2009	2008
(Paid) received on settlement
Gas contracts	–	(4.4)	11.2	(11.3)
Crude oil contracts	–	(5.5)	–	(13.7)
Total	–	(9.9)	11.2	(25.0)

At September 30, 2009, Paramount had the following commodity contract outstanding:

Commodity	Notional	Price	Fair Value ($ millions)	Term

Gas – AECO	10,000 GJ/d	Fixed - CAD$5.46/GJ	(0.3)	November 2009 – October 2010

Subsequent to September 30, 2009, the Company entered into two additional commodity contracts:

Commodity	Notional	Price	Term
Gas - AECO	10,000 GJ/d	Fixed - CAD$5.54/GJ	November 2009 - October 2010
Gas - AECO	10,000 GJ/d	Fixed - CAD$5.60/GJ	November 2009 - October 2010

Paramount has a long-term physical contract expiring in 2011, to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, which had a fair value loss of $4.6 million at September 30, 2009.

Royalties

	Three months ended September 30			Nine months ended September 30
($ millions, except as noted)	2009	2008	% Change	2009	2008	% Change
Natural gas	(1.1)	5.2	(121)	2.3	23.3	(90)
Oil and NGLs	5.2	6.8	(24)	11.0	17.5	(37)
Total	4.1	12.0	(66)	13.3	40.8	(67)
Royalty rate (%)	11.2	14.4		11.4	15.5

Paramount recorded a natural gas royalty recovery in the third quarter of 2009 as a result of recovering additional gas cost allowance and custom processing credits and royalty holidays on qualifying wells from prior periods, combined with lower royalties due to lower revenue and lower royalty rates. Third quarter oil and NGLs royalties also declined due to lower revenue.

Year-to-date natural gas royalties declined by 90 percent compared to the same period in 2008 and include the impacts of lower natural gas revenue, lower royalty rates, and the recovery of prior year gas cost allowance and custom processing credits. Year-to-date oil and NGLs royalties also decreased compared to the prior year due to lower revenue.

The impacts of changes in revenue and royalty rates on royalty expense for the three and nine months ended September 30, 2009 are as follows:

Three Months

($ millions)	Total
Three months ended September 30, 2008	12.0
Effect of changes in revenue	(6.8)
Effect of changes in royalty rates	(1.1)
Three months ended September 30, 2009	4.1

Nine months

($ millions)	Total

Nine months ended September 30, 2008	40.8
Effect of changes in revenue	(22.7)
Effect of changes in royalty rates	(4.8)
Nine months ended September 30, 2009	13.3

Operating Expense and Production Tax

	Three months ended September 30			Nine months ended September 30
($ millions)	2009	2008	% Change	2009	2008	% Change
Operating expense	10.8	12.0	(10)	42.6	51.1	(17)
Production tax	0.7	0.7	–	1.6	2.5	(36)
Total	11.5	12.7	(9)	44.2	53.6	(18)

Operating expense in the third quarter of 2009 decreased to $10.8 million compared to $12.0 million in the third quarter of 2008. The decrease is due primarily to equalizations related to non-operated third party facilities in Kaybob and lower operating costs in Southern and at Mirage in Grande Prairie.

Year-to-date operating expenses decreased by $8.5 million compared to 2008 primarily due to lower turnaround, decommissioning and other operating costs in Northern and lower operating costs in Southern. Current year-to-date production tax in the United States has decreased due to lower prices and refunds related to low production wells.

Transportation Expense

	Three months ended September 30			Nine months ended September 30
($ millions)	2009	2008	% Change	2009	2008	% Change
Transportation expense	3.3	4.0	(18)	10.4	11.7	(11)

Third quarter transportation expense decreased to $3.3 million in 2009 compared to $4.0 million in 2008, primarily as a result of lower production volumes. Transportation costs include the expenses of shipping gas to sales points in California and the United States East coast. Year-to-date transportation expense per Boe increased due to having less production volume over similar fixed costs.

Other Principal Property Items

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008
Depletion, depreciation and accretion	30.8	28.2	97.2	85.3
Exploration	1.3	1.1	4.0	6.5
Dry hole	–	0.2	–	5.5
Loss (gain) on sale of property plant and equipment	0.2	(9.6)	0.1	(8.8)
Commodity contracts – net of settlements	0.3	(89.5)	10.1	(33.2)
Other items	(0.5)	(0.2)	(1.0)	0.2

Total	32.1	(69.8)	110.4	55.5

Depletion, depreciation and accretion expense for the third quarter increased to $30.8 million or $27.76/Boe in 2009 compared to $28.2 million or $23.17/Boe in the same period in 2008.

The year-to-date decrease in exploration expense in 2009 is consistent with a lower current year capital budget. The 2008 dry hole expense related primarily to unsuccessful wells in Northern and Grande Prairie.

Strategic Investments

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008
Income (loss) from investments	(1.3)	29.8	(12.2)	11.2
Drilling operations, net	(1.5)	(0.9)	(2.3)	(1.6)
Other expenses	(4.4)	2.8	(5.7)	(1.0)
Segment Earnings (Loss)	(7.2)	31.7	(20.2)	8.6

Strategic Investments at September 30, 2009 include the following:

•

investments in Trilogy, MEG Energy Corp., MGM Energy, Paxton Corporation and Redcliffe Exploration Inc.;

•

oil sands resources at Hoole, carbonate bitumen holdings in Northeast Alberta and shale gas holdings in the Horn River Basin; and

•

drilling rigs operated by Paramount’s wholly owned subsidiaries: Paramount Drilling in the United States and Fox Drilling in Canada.

The third quarter 2009 loss from investments included a $4.5 million equity loss related to Trilogy compared to equity earnings of $28.5 million in the third quarter of 2008. The loss in the third quarter of 2009 was partially offset by a gain of $3.2 million realized on the disposition of the Company’s 6.1 million Class A common shares of NuLoch Resources Inc. ("NuLoch") for proceeds of $4.6 million. In October 2009, Paramount acquired 6.6 million Class A common shares of NuLoch for $4.6 million.

Paramount owns three drilling rigs: one rig is located in the United States, and two rigs are located in Alberta, including the newly constructed rig. Fox Drilling commenced drilling at Gold Creek-Karr in Grande Prairie in the third quarter and in Kaybob during the fourth quarter. Paramount Drilling is currently not drilling in North Dakota.

The increase in other expenses is due to increased stock-based compensation charges in the current year.

Corporate

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008
General and administrative	3.6	5.2	11.9	17.2
Stock-based compensation	9.7	(8.3)	10.1	3.8
Depletion and depreciation	0.2	0.4	0.6	1.2
Interest and financing charges	2.4	2.3	8.2	7.4
Foreign exchange (gain) loss	(5.5)	1.6	(10.6)	4.0
Other (income) expense	(0.1)	(0.3)	(0.2)	(1.3)
Corporate costs	10.3	0.9	20.0	32.3

Third quarter 2009 Corporate segment net costs were $10.3 million, compared to $0.9 million in the third quarter of 2008. The increase is primarily due to stock-based compensation charges, partially offset by foreign exchange gains. General and administrative costs decreased primarily due to lower personnel costs. Interest and financing charges increased over the prior year three and nine month periods because of higher debt levels.

Capital Expenditures

	Three months ended September 30		Nine months ended September 30
($ millions)	2009	2008	2009	2008
Geological and geophysical	1.1	1.0	3.9	6.3
Drilling and completions	8.9	29.5	47.6	85.9
Production equipment and facilities	1.0	2.6	20.4	15.5
Exploration and development expenditures	11.0	33.1	71.9	107.7
Land and property acquisitions	2.9	1.3	5.6	5.3
Proceeds on dispositions and other	(0.2)	(8.3)	(0.5)	(20.9)
Principal Properties	13.7	26.1	77.0	92.1
Strategic Investments	8.6	5.8	17.5	10.9
Corporate	–	–	0.1	0.7
Net capital expenditures	22.3	31.9	94.6	103.7

Third quarter 2009 exploration and development expenditures were $11.0 million compared to $33.1 million in the third quarter of 2008. Spending was primarily related to drilling wells targeting the Montney formation and recompleting a Nikanassin formation well in Grande Prairie, and completing the final oil well from Southern’s 2008 United States drilling program.

Drilling and completion expenditures were reduced by $1.5 million in the third quarter of 2009 as a result of the Alberta Drilling Royalty Credit program.

The 2009 exploration and development budget remains at $90 million and capital spending for the remainder of the year is expected to be primarily directed at Grande Prairie’s Gold Creek-Karr and Valhalla projects and the Resthaven and Musreau area in Kaybob.

Strategic Investments capital expenditures in the third quarter of 2009 included $7.2 million for land and $1.3 million for the new drilling rig. Year-to-date expenditures include $8.0 million for the new rig, $7.2 million for the land acquisition and $2.0 million to drill seven oil sands evaluation wells at Hoole.

Wells drilled are as follows:

	Three months ended September 30				Nine months ended September 30
(wells drilled)	2009		2008		2009		2008
	Gross (1)	Net(2)	Gross (1)	Net (2)	Gross(1)	Net(2)	Gross (1)	Net (2)

Gas	3	2	12	3	17	10	32	13
Oil	–	–	6	4	1	1	20	13
Oil sands evaluation	–	–	–	–	7	7	–	–
Dry and abandoned	–	–	–	–	–	–	2	1
Total	3	2	18	7	25	18	54	27

 (1) Gross is the number of wells that Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2) Net is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

Liquidity and Capital Resources

($ millions)	September 30, 2009	December 31, 2008	Change
Working capital deficit (surplus) (1)	35.7	(12.9)	48.6
Credit facility	0.6	–	0.6
US Senior Notes (excluding unamortized financing fees)	96.7	110.4	(13.7)
Net debt	133.0	97.5	35.5
Share capital	300.3	302.7	(2.4)
Contributed surplus	2.8	2.4	0.4
Retained earnings	420.1	473.4	(53.3)
Accumulated other comprehensive income	1.7	–	1.7
Total	857.9	876.0	(18.1)

(1) Excludes risk management assets and liabilities and stock-based compensation.

Working Capital

Paramount’s working capital deficit at September 30, 2009 was $35.7 million compared to a surplus of $12.9 million at December 31, 2008. The decrease in working capital is primarily due to capital spending, partially offset by funds flow from operations.

During the quarter, the Company refinanced its drilling rigs with a $30.4 million drilling rig loan from a Canadian Bank. Interest is payable at the bank’s prime lending rate or bankers’ acceptance rate, as selected at the discretion of the Company, plus an applicable margin. Recourse and security for the drilling rig loan is limited to Paramount’s three drilling rigs and drilling contracts. Proceeds from the drilling rig loan were used to pay down the credit facility balance.

Paramount expects to finance the remainder of its 2009 operations, contractual obligations, and capital expenditures from funds flow from operations, existing cash and cash equivalents, proceeds from the fourth quarter equity issuances and borrowing capacity.

Bank Credit Facility

Paramount’s credit facility has a borrowing base and lender commitment of $125 million and is available on a revolving basis to April 30, 2010. It can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable.

After completion of its semi-annual review in October, the banking syndicate confirmed the Company’s borrowing base and lender commitments at $125 million. The amount available under the credit facility is reduced by $16.3 million for outstanding undrawn letters of credit.

As of September 30, 2009, $0.6 million was drawn on the credit facility.

US Senior Notes

At September 30, 2009 the outstanding balance of Paramount’s 8.5% US Senior Notes remains at US$90.2 million ($96.7 million).

Share Capital

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid (“NCIB”) commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount may purchase for cancellation up to 3,387,456 Common Shares. For the nine months ended September 30, 2009, Paramount purchased 615,600 Common Shares under the NCIB at a total cost of $4.2 million.

On October 27, 2009 Paramount issued 1,000,000 flow-through Common Shares for gross proceeds of $16.9 million to a company controlled by Paramount’s Chairman and Chief Executive Officer. The proceeds will be used by Paramount to incur eligible Canadian Development Expenses.

On November 4, 2009 Paramount issued 500,000 flow-through Common Shares for gross proceeds of $9.4 million through a private placement. The proceeds will be used by Paramount to incur eligible Canadian Exploration Expenses.

On November 4, 2009 Paramount issued 4,500,000 Common Shares for gross proceeds of $67.5 million through a public offering. The net proceeds will be used to fund the Company's ongoing capital expenditure program, to repay the Company's outstanding indebtedness under the working capital portion of its credit facility and for general corporate purposes.

At November 6, 2009, Paramount had 72,189,724 Common Shares and 3,660,500 Stock Options outstanding (1,254,834 exercisable).

Quarterly Information

		2009		2008				2007
($ millions, except as noted)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Petroleum and natural gas sales	36.3	40.2	40.2	54.7	83.5	102.9	77.0	61.8

Funds flow from operations	10.2	13.7	17.6	68.2	40.9	46.3	24.2	22.9
per share - diluted ($/share)	0.15	0.21	0.27	1.01	0.60	0.68	0.36	0.33

Net earnings (loss)	(25.2)	(2.6)	(23.7)	(150.5)	103.9	(31.9)	(38.0)	(156.5)
per share - basic ($/share)	(0.38)	(0.04)	(0.36)	(2.23)	1.53	(0.47)	(0.56)	(2.29)
per share - diluted ($/share)	(0.38)	(0.04)	(0.36)	(2.23)	1.53	(0.47)	(0.56)	(2.29)

Sales volumes
Natural gas (MMcf/d)	49.9	59.1	51.1	53.4	57.3	67.7	65.8	67.6
Oil and NGLs (Bbl/d)	3,733	3,512	3,398	3,298	3,657	3,611	3,811	2,984
Total (Boe/d)	12,046	13,362	11,912	12,202	13,206	14,895	14,775	14,248

Average realized price
Natural gas ($/Mcf)	3.24	4.03	5.73	7.43	8.65	10.54	7.68	6.43
Oil and NGLs ($/Bbl)	62.33	57.83	45.38	60.04	112.64	115.55	89.44	79.77

Significant Items Impacting Quarterly Results

Quarterly earnings variances include the impacts of changing production volumes and market prices.

Third quarter 2009 earnings include higher stock-based compensation charges, and lower earnings from Strategic Investments.

Second quarter 2009 earnings include increased future income tax recoveries and lower operating expenses.

First quarter 2009 earnings include lower Corporate costs and Strategic Investment losses.

Fourth quarter 2008 earnings include a $54.9 million write-down of petroleum and natural gas properties and goodwill and a $96.9 million investment impairment provision.

Third quarter 2008 earnings include $79.6 million of mark-to-market gains on financial commodity contracts and $29.8 million of equity investment income.

Second quarter 2008 earnings include $5.9 million of equity investment losses and mark-to-market losses of $56.4 million on financial commodity contracts.

First quarter 2008 earnings include $12.7 million of equity investment losses primarily related to MGM Energy and mark-to-market losses of $15.0 million on financial commodity contracts.

Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.

Significant Equity Investees

The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized have been derived directly from the investees’ financial statements as at and for the periods ended September 30, 2009 and 2008, and do not include Paramount’s adjustments when applying the equity method of investment accounting. As a result, the amounts included in the table below cannot be used to derive Paramount’s equity income and net investment in Trilogy and MGM Energy.

($ millions, except as noted)	Trilogy		MGM Energy
As at September 30	2009	2008	2009	2008
Current assets	$ 41.3	$ 91.6	$ 15.6	$ 95.5
Long term assets	854.8	906.3	233.1	261.4
Current liabilities	53.4	85.3	2.3	7.7
Long term liabilities	475.9	477.3	2.7	1.8
Equity	366.8	435.3	243.7	347.4

Nine months ended September 30	2009	2008	2009	2008
Revenue	156.0	377.7	0.2	$ 2.1
Expenses	190.2	255.5	48.1	69.7
Tax expense (recovery)	(9.6)	9.2	(0.3)	(16.6)
Net Earnings (Loss)	$ (24.6)	$ 113.0	$ (47.6)	$ (51.0)
Units/shares outstanding at September 30 (thousands)	99,194	95,940	263,195	263,195

Paramount’s equity interest at September 30 (1)	23.7%	22.1%	16.7%	16.7%
(1)

Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations.

Trilogy had 3.8 million trust unit options outstanding (0.4 million exercisable) at September 30, 2009 at exercise prices ranging from $4.85 to $12.88 per unit. MGM Energy had 21.5 million stock options outstanding (2.5 million exercisable) at September 30, 2009 at exercise prices ranging from $0.14 to $5.00 per share.

Outlook Update

The 2009 exploration and development budget of $90.0 million excluding land purchases remains unchanged. Year-to-date average production of 12,440 Boe/d is consistent with expectations and the average production forecast of 12,500 Boe/d also remains unchanged.

Subsequent Event

Subsequent to September 30, 2009, Trilogy issued 10 million trust units at $8.65 per unit, and as a result Paramount recognized a dilution gain of approximately $9 million.

Future Accounting Changes

International Financial Reporting Standards

The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converted to International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company commenced the IFRS transition process in 2008, which includes four key phases:

• Project Management – A steering committee has been established to monitor the transition and a project team has been assembled to research, analyze and implement the transition to IFRS according to the project plan.

• Diagnostic - A diagnostic has been completed to identify key differences between existing Canadian GAAP and IFRS, as they relate to the Company.

• Research and policy design – The IFRS accounting policies have been developed and the changes from current practice identified. The project team has prepared Company specific accounting position papers based on the research conducted. The key position papers have been reviewed by the Company’s independent auditors for completeness.

• Implementation – This phase includes employee and stakeholder training, approval and implementation of accounting policy changes, implementation of new and changed processes, implementation and testing of new systems and controls as well as the preparation of an opening IFRS balance sheet. This phase commenced during the third quarter of 2009.

Paramount’s steering committee consists of senior members of management who are responsible for approval of policy recommendations where alternatives are permitted. Through the diagnostic, the Company has identified property plant and equipment as one key difference, among others. Although Paramount follows the successful efforts method of accounting for oil and gas operations, the transition to IFRS will require certain policy, process and disclosure changes, including impairment testing levels and exploration phase accounting. Prior year’s impairments and depreciation will also be required to be calculated on a retroactive basis and reversed in certain circumstances.

Other significant differences include, but are not limited to, accounting for stock-based compensation. The project team has completed the preliminary determination of its cash generating units, which will impact impairment and depreciation, and is completing its analysis of other accounting changes.

Internal Control over Financial Reporting

There were no changes in Paramount's internal control over financial reporting during the third quarter of 2009 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Advisories

Forward-looking Information

Certain statements in this document constitute forward-looking information under applicable securities legislation. Forward-looking information in this document includes, but is not limited to: business strategies and objectives, financing plans, use of proceeds from the Company’s equity offerings, planned capital expenditures, future production levels, product pricing, exploration and development plans and the timing thereof, drilling results, operating and other costs, royalty rates and general economic conditions, as they relate to Paramount.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  The following assumptions have been made, in addition to any other assumptions identified in this document:

▪

future oil and gas prices and general economic and business conditions;

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations;

▪

the ability of Paramount to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪

the ability of Paramount to market its oil and natural gas successfully to current and new customers;

▪

the ability of Paramount to secure adequate product transportation and storage;

▪

the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

▪

the timely receipt of required regulatory approvals; and

▪

currency, exchange and interest rates.

Although Paramount believes that the expectations reflected in such forward-looking information is reasonable, undue reliance should not be placed on such forward-looking information as Paramount can give no assurance that such expectations will prove to be correct. Forward-looking information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking information.  These risks and uncertainties include, but are not limited to:

▪

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

▪

general economic and business conditions;

▪

the ability of Paramount’s management to execute its business plan;

▪

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

▪

the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

▪

risks and uncertainties involving the geology of oil and gas deposits;

▪

the uncertainty of reserves and resource estimates and reserves life;

▪

the ability of Paramount to add production and reserves through development and exploration activities;

▪

the uncertainty of estimates and projections relating to exploration and development costs and expenses, future production and the results of exploration, development and drilling;

▪

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

▪

the availability of future growth prospects and Paramount’s expected financial requirements;

▪

risks inherent in Paramount's marketing operations, including counterparty credit risk;

▪

Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

▪

Paramount's ability to secure adequate product transportation and storage;

▪

imprecision in estimates of product sales and the anticipated revenues from such sales;

▪

weather conditions;

▪

the possibility that government laws, regulations or policies, including taxation laws, environmental laws and regulatory programs and royalty programs may change or governmental or regulatory approvals may be delayed or withheld;

▪

the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

▪

uncertainty regarding aboriginal land claims and co-existing with local populations; and

▪

other risks and uncertainties described elsewhere in this document or in Paramount's other filings with Canadian securities authorities and the United States Securities and Exchange Commission.

The forward-looking information contained in this document is made as of the date hereof and, except as required by law, Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Non-GAAP Measures

“Funds flow from operations”, “Funds flow from operations, per Boe”, “Netback”, and “Net Debt” are used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations. Funds flow from operations refers to cash flows from operating activities before net changes in operating working capital. Netback equals petroleum and natural gas sales less royalties, operating costs, production taxes and transportation costs. Refer to the calculation of Net Debt in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.

Oil and Gas Measures and Definitions

This document contains disclosure expressed as “Boe”, and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.